Exhibit 99.8

PART 1

股权质押协议

Equity Interest Pledge Agreement

本股权质押协议（下称”本协议”）由下列各方于2020年【*】月【*】日（下称”签署日”）签订：

This Equity Interest Pledge Agreement (this “Agreement”) has been executed by and among the following parties on [*], 2020 (the “Signing Date”):

Peak Asia Investment Holdings V Limited（下称”质权人”），一家依照英属维京群岛法律设立并存续的企业，其注册地址为Flemming House, Wickhams Cay, P.O.Box 662, Road Town, Tortola，英属维尔京群岛；

Peak Asia Investment Holdings V Limited, (the “Pledgee”), a company incorporated and existing under the laws of the British Virgin Islands with its registered address at Flemming House, Wickhams Cay, P.O.Box 662, Road Town, Tortola, British Virgin Islands;

鹏爱投资（香港）集团有限公司（下称”出质人”）（企业注册号：913408），一家依照中华人民共和国香港特别行政区法律设立并存续的企业，其注册地址为中华人民共和国香港特别行政区，皇后大道中151-155，兆英商业大厦，17层；

PENG OI INVESTMENT (HONG KONG) HOLDINGS LIMITED (the “Pledgor”) (Company Registration No. 913408), a company incorporated and existing under the laws of Hong Kong, with its registered address at 17/F, Siu Ying Commercial Building, 151-155 Queen’s Road Central, Hong Kong;

和

and

鹏意达商务咨询（深圳）有限公司（下称”公司”），一家依照中国法律设立的有限责任公司，其注册地址为深圳市南山区南油第四工业区7A栋4楼南。

Peng Yi Da Business Consulting Co., Ltd. (the “Company”), a limited liability company incorporated under the laws of the PRC, with its registered address at Level 4 South, Building 7A, Nanyou Fourth Industrial Zone, Nanshan District, Shenzhen.

为本协议之目的，质权人、出质人和公司以下单称为”一方”，合称为”各方”。

For the purpose of this Agreement, the Pledgee, the Pledgor and the Company are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

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鉴于：

WHEREAS:

1.              质权人与医美国际控股集团有限公司，一家依据开曼群岛法律设立并存续的公司（下称”医美国际”）及Beacon Technology Investment Holdings Limited,一家依照中华人民共和国香港特别行政区法律设立并存续的企业，已于2020年【*】月【*】日签订了可转换债券购买协议（下称”可转换债购买协议”）。根据前述协议，医美国际将向质权人发行一份或多份可转换债券（下称”可转换债券”）。

The Pledgee, Aesthetic Medical International Holdings Group Limited, a company incorporated and existing under the laws of the Cayman Islands (“AMI”), and Beacon Technology Investment Holdings Limited, a company incorporated and existing under the laws of Hong Kong, have entered into a convertible note purchase agreement dated [•], 2020 (the “Convertible Note Purchase Agreement”), pursuant to which one or more convertible notes of AMI (the “Convertible Note”) will be issued to the Pledgee.

2.              在本协议签署日，出质人是公司100%股权权益（代表公司注册资本港币226,000,000元）的注册持有人。

As of the Signing Date, the Pledgor is the registered holder 100% of the equity interest in the Company (representing a registered capital of HKD226,000,000).

3.              为了保证担保债务（定义见下文）的履行，出质人同意以其在公司中拥有的51%的股权（代表公司注册资本115,260,000港元）向质权人做出质押担保。

To secure the Secured Obligations (as defined below), the Pledgor has agreed to create a pledge over 51% of the equity interest in the Company (representing a registered capital of HKD115,260,000) in favour of the Pledgee.

因此，鉴于上述作为本协议条款一部分的前提，各方商定就以下条款达成一致：

NOW, THEREFORE, in consideration of the foregoing premises, which are hereby incorporated into and made a part of the terms hereof, it is agreed as follows:

1.                      定义

Definitions

1.1                   除非本协议另有规定，下列词语含义为：

Unless otherwise provided herein, the terms below shall have the following meanings:

(a)             “市场监管局”是指中国国家市场监督管理总局以及其地方机构。

“AMR” shall refer to the State Administration of Market Regulation of the PRC and its local counterparts.

(b)             “工作日”是指非星期六、星期日或其他在中国大陆、香港特别行政区、开曼群岛以及英属维京群岛的银行被要求或授权关闭的日期。

“Business Day” shall refer to a day that is not a Saturday or Sunday or any other day on which banks in the PRC, HKSAR, the Cayman Islands or the British Virgin Islands are required or authorised to be closed.

(c)              “权利负担”具有可转换债购买协议项下的条款赋予该等词语的含义。

“Encumbrance” has the meaning given to that term in the Convertible Note Purchase Agreement.

(d)             “人”具有可转换债购买协议项下的条款赋予该等词语的含义。

“Person” has the meaning given to that term in the Convertible Note Purchase Agreement.

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(e)              “质权”是指出质人根据本协议第2条给予质权人的担保物权，即指质权人所享有的，以出质人质押给质权人的出质股权折价或拍卖、变卖该出质股权的价款优先受偿的权利。

“Pledge” shall refer to the pledge over the equity interest granted by the Pledgor to the Pledgee pursuant to Section 2 of this Agreement, i.e., the right of the Pledgee to be paid in priority with the Pledged Equity Interest based on the monetary valuation that such Pledged Equity Interest is converted into or from the proceeds from auction or sale of the Pledged Equity Interest.

(f)               “出质股权”是指出质人现在持有的代表公司注册资本港币115,260,000元的公司51%股权权益，以及其根据本协议第2.4条将来所持有的在公司的全部股权权益，连同所有以现金或其他产权形式存在的收益，包括所有股息或其他分配（无论是现金、股票或其他财产）和所有出售所得收益。

“Pledged Equity Interest” shall refer to 51% equity interest in the Company held by the Pledgor, representing HKD115,260,000 in the registered capital of the Company and all of the equity interest hereafter acquired by the Pledgor in the Company as specified in Section 2.4, together with all proceeds, whether in the form of cash or other property, deriving from legal or beneficial ownership of the Pledged Equity Interest, including all dividends or other distributions (whether in cash, shares or other property) and all sale proceeds.

(g)              “HKIAC”是指香港国际仲裁中心。

“HKIAC” shall refer to the Hong Kong International Arbitration Centre.

(h)             “HKIAC规则”是指香港国际仲裁中心仲裁规则。

“HKIAC Rules” shall refer to the Hong Kong International Arbitration Centre Administered Arbitration Rules.

(i)                 “香港特别行政区”是指中华人民共和国香港特别行政区。

“HKSAR” shall refer to the Hong Kong Special Administrative Region of the PRC.

(j)                “重大不利变化”具有可转换债购买协议项下的条款赋予该等词语的含义。

“Material Adverse Change” has the meaning given to that term in the Convertible Note Purchase Agreement.

(k)             “债券文件”具有由可转换债购买协议项下的条款赋予该等词语的含义。

“Note Documents” has the meaning given to that term in the Convertible Note Purchase Agreement.

(l)                 “担保债务”是指医美国际、其他集团公司（定义见可转换债购买协议）或创始人（定义见可转换债购买协议）根据债券文件向质权人所负的所有现有或未来的义务和责任（无论是实际存在还是或有）。

“Secured Obligations” shall refer to all present and future obligations and liabilities (whether actual or contingent) owed by AMI, any other Group Company (as defined in the Convertible Note Purchase Agreement) or the Founders (as defined in the Convertible Note Purchase Agreement) to the Pledgee under the Note Documents.

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1.2                   下列术语在本协议项下定义如下：

The following terms are defined in this Deed as follows:

“本协议” “Agreement”	序言 Preamble
“医美国际” “AMI”	鉴于 Recitals
“仲裁通知” “Arbitration Notice”	第9.2条 Section 9.2
“公司” “Company”	序言 Preamble
“可转换债券” “Convertible Note”	鉴于 Recitals
“可转换债购买协议” “Convertible Note Purchase Agreement”	鉴于 Recitals
“争议” “Dispute”	第9.1条 Section 9.1
“各方” “Party” / “Parties”	序言 Preamble
“质权人” “Pledgee”	序言 Preamble
“出质人” “Pledgor”	序言 Preamble
“股东贷款” “Shareholder Loans”	第3.10条 Section 3.10
“签署日” “Signing Date”	序言 Preamble

2.                          质权

Pledge

2.1                   出质人同意将出质股权按照本协议的约定出质给质权人作为担保债务的担保。公司同意出质人按照本协议的约定将出质股权出质予质权人。

The Pledgor agrees to pledge all the Pledged Equity Interest as first priority security for the Secured Obligations.  The Company hereby assents that the Pledgor pledges the Pledged Equity Interest to the Pledgee pursuant to this Agreement.

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2.2                   为了使质权完全生效，在本协议签署日，出质人将向质权人交付以下每一项质权人为质权担保而使用的文件：

In order to give to the Pledgee full effect to the Pledge, on the Signing Date, the Pledgor will deliver to the Pledgee each of the following to be used by the Pledgee in relation to the Pledge:

(a)                                 一份公司股东名册的复本，由公司董事长正式签署并加盖公司公章，证明出质人拥有出质股权的所有权，并且出质人已将出质股权质押予质权人；

a copy of the register of shareholders of the Company, duly executed by the chairman of the board and affixed with the official seal of the Company evidencing that the Pledgor has the title in the Pledged Equity Interest and the Pledgor has pledged the Pledged Equity Interest in favour of the Pledgee;

(b)                                 公司的每名董事签署的批准质权的公司董事会书面决议；

a written resolution of the board of directors of the Company signed by each director of the Company approving the Pledge; and

(c)           由出质人适当签署的用于向市场监管局提交办理股权质押登记的申请书。

an application form duly signed by the Pledgor to be submitted to the competent AMR for the registration of the Pledge.

2.3                   出质人应在签署日后的一个月内，将本协议的详情提交香港公司注册处，以登记根据本协议设立的担保权益。

The Pledgor shall, within one month after the Signing Date, submit the particulars of this Agreement to the Hong Kong Companies Registry for registration of the security interest created pursuant to this Agreement.

2.4                   出质人只有在质权人事先书面同意的情况下方可认购公司的新增注册资本。出质人因认购公司新增注册资本而获得的任何股权应在确保出质股权持续至少构成公司51%的股权所需的范围内也被视作出质股权，出质人应立即交付相关证书并在主管市场监管局就已登记的股权质押办理变更登记，以反映出质人出质该等新增的注册资本。

The Pledgor may subscribe for capital increase in the Company only with prior written consent of Pledgee.  Any equity interest obtained by the Pledgor as a result of the Pledgor’s subscription of the increased registered capital of the Company shall, to the extent necessary to ensure that the Pledged Equity Interest continues to be at least 51% equity interest in the Company, also be deemed as the Pledged Equity Interest, and the Pledgor shall promptly deliver the certificates and conduct a change of registration on the registered Pledge with the competent AMR reflecting such increased registered capital offered as Pledge by the Pledgor.

2.5                   如果中国法律要求公司清算或解散，在公司解散或清算时分配给出质人的任何利益应按照质权人的要求，(i)存入质权人指定和监督的账户，用于就担保债务的履行提供担保，先于并优先于支付任何其他款项；或(ii)在适用中国法律允许的范围内无条件地赠予质权人或质权人指定的任何其他人。

In the event that the Company is required by the PRC laws to be liquidated or dissolved, any interest distributed to the Pledgor upon the Company’s dissolution or liquidation shall, as required by the Pledgee, (i) be deposited into an account designated and supervised by the Pledgee and used to secure the Secured Obligations and pay the Secured Obligations prior and in preference to making any other payment; or (ii) unconditionally be donated to the Pledgee or any other Person designated by the Pledgee to the extent permitted under the applicable PRC laws.

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2.6                   出质人应立即按照质权人的合理要求，自费采取下列行动：

The Pledgor shall promptly, at its own cost and expense, do whatever the Pledgee reasonably requires:

(a)         完善或保护质权或质权的优先顺序；

to perfect or protect the Pledge or the priority of the Pledge;

(b)         促使任何经签署的表格、信函和决议生效，包括促使公司的相关管理人员和董事签署并标注日期以及填写政府部门合理要求提交的表格和文件；

to put into effect any signed forms, letters and resolutions including the procurement of relevant officers and directors of the Company to sign, date and complete forms and documents reasonably required by governmental authorities; and

(c)          促成质权的实现或在质权成为可执行时归属于质权人的任何权利的行使；

to facilitate the realisation of the Pledge or the exercise of any rights vested in the Pledgee upon the Pledge becoming enforceable,

包括签署质权人为实施本第2条条款之目的而合理要求的对出质股权的任何转让、转移、押记、让与或保证（无论是向质权人或其指定的任何人转让，还是向质权人以其他方式转让），或办理任何登记及发出任何通知、指令或指示。

including executing any transfer, conveyance, charge, assignment or assurance of the Pledged Equity Interest (whether to the Pledgee or any Person nominated by the Pledgee or otherwise, as directed by the Pledgee), or making any registration and giving any notice, order or direction, in each case, that is reasonably requested by the Pledgee for purpose of effecting the provisions of this Section 2.

3.                          质权的生效和执行

Effectuation and Enforcement of the Pledge

3.1                   出质人应当在签署日后尽快但不应迟于签署日起十五（15）个工作日后，向主管市场监管局办理质权的登记，并采取适用法律项下所有其他行动完善和保护质权，公司和质权人应为股权质押登记提供必要协助。

The Pledgor shall file and register the Pledge with the competent AMR and take all other actions necessary to perfect and protect the Pledge as required under applicable law in each case within the statutory time period for such filings, registrations and actions as soon as practicable after the Signing Date and in no case later than fifteen (15) Business Days from the Signing Date, and the Company and the Pledgee shall provide necessary assistance in the registration of the Pledge.

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3.2                   质权应在质权人根据可转换债券第6.3条宣称可转债到期并应付时成为可执行的。当质权成为可执行后，质权人可自行决定是否根据本协议和其认为适用于执行质权的法律法规采取相应行为或启动程序。

The Pledge shall become enforceable at such time as the Pledgee has given notice to the Pledgor in accordance with Section 6.3 of the Convertible Note declaring that the Convertible Note shall become due and payable.  After the Pledge has become enforceable, the Pledgee may at its absolute discretion take such action and/or institute such proceedings in accordance with this Agreement and applicable laws as it may think fit to enforce the Pledge.

3.3                   在质权根据第3.2条成为可执行后的任何时间，在适用法律法规允许的范围内，质权人应有权以自己的名义或以出质人或出质人指定的任何人的名义，并以质权人认为适当的方式及条款和条件：

At any time after the Pledge becomes enforceable in accordance with Section 3.2, to the extent permitted by applicable laws and regulations, the Pledgee shall have the right either in its own name or in the name of the Pledgor or any Person nominated by the Pledgor and in such manner and upon such terms and conditions as the Pledgee thinks fit:

(a)              依法行使出质股权的表决权；

to exercise the voting rights attached to the Pledged Equity Interest;

(b)              在未通知出质人或经出质人进一步同意或同意的情况下，按照出质人在相关情况下可能确定的合理对价（无论是现金、其他财产、债务还是任何性质的其他对价），通过转让、出售或拍卖出质股权实现质权（各方理解，该等对价超出受担保债务金额的任何部分应返还出质人）；

without notice to, or further consent or concurrence by the Pledgor, to realise the Pledge through transfer, sale or auction of the Pledged Equity Interest for such consideration as it may determine is reasonable in the circumstances (whether comprising cash or other property, obligations or other consideration of any nature) (it being understood that any excess of such consideration above the amount of the Secured Obligations shall be returned to the Pledgor);

(c)               占有、收集和取得任何出质股权，并为此目的采取质权人认为有利的程序；

take possession of, collect and get in any of the Pledged Equity Interest and, for that purpose, to take such proceedings as may seem to the Pledgee to be expedient;

(d)              向质权人或其指定的任何人转让出质股权的所有权；

to transfer ownership of the Pledged Equity Interest to the Pledgee or any Person nominated by the Pledgee;

(e)               就与质权有关的任何权利主张、账目、争议、问题和要求进行和解、调整、提交仲裁、妥协和安排；

to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands relating to the Pledge;

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(f)                筹集或借入资金，并就任何出质股权提供担保；

to raise or borrow money and grant security over any of the Pledged Equity Interest;

(g)               以出质人的名义并代表出质人采取与出质股权有关的所有行动和签署与出质股权有关的任何文件或契约；

to do all acts and execute in the name and on behalf of the Pledgor any document or deed in respect of the Pledged Equity Interest;

(h)              在出质人资不抵债或清算中享有优先权和索赔权，并为出质人的债权人获得股息和信托契据；

to rank and claim in the insolvency or liquidation of the Pledgor and to receive dividends and to accede to trust deeds for the creditors of the Pledgor;

(i)                  对出质人关于清算的申请进行陈述和申辩；

to present or defend a petition for the winding up of the Pledgor;

(j)                 提起、起诉、执行、抗辩和放弃与质权有关的诉讼、起诉和程序；

to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Pledge;

(k)              代表出质人就出质股权作出任何安排或妥协；

to make any arrangement or compromise on behalf of the Pledgor in respect of the Pledged Equity Interest;

(l)                  行使绝对所有人的所有权力和权利，并做或不做出质人本身可能做或不做的任何事情；及

to exercise all the powers and rights of an absolute owner and do or omit to do anything which the Pledgor itself could do or omit to do; and

(m)          采取其认为对执行质权而言必要或有利的所有其他行动和事项。

to do all such other acts and things it may consider necessary or expedient for the enforcement of the Pledge.

3.4                   本第3.3条项下规定的每项权利（除非另有规定）应是独立的，不得通过援引任何其他项或权利出现的顺序以任何方式受到限制。在质权成为可执行后的任何时间，出质人应在质权人要求时立即根据质权人的要求完成反映将出质股权转让给质权人或其指定的任何人的登记。

Each of the rights specified in the subparagraphs of Section 3.3 shall (except as otherwise provided) be distinct and shall not be in any way limited by reference to any other subparagraph or by the order in which they appear.  At any time after the Pledge becomes enforceable, the Pledgor shall immediately upon the request of the Pledgee, procure the registration of the transfer of the Pledged Equity Interest to the Pledgee or any Person nominated by the Pledgee according to the request of the Pledgee.

3.5                   在行使其在第3.3条项下的权力时，质权人应作为出质人的所有目的的代理人，并且，受限于任何适用司法辖区的法律，出质人应单独对该等合同、约定、作为、不作为、违约和损失负责，并对质权人在行使该等权力时未发生重大过失、故意不当行为或欺诈而产生的责任负责。

In the exercise of its powers under Section 3.3, the Pledgee shall be the agent of the Pledgor for all purposes and, subject to the law of any applicable jurisdiction, the Pledgor alone shall be responsible for those contracts, engagements, acts, omissions, defaults and losses and for liabilities incurred absent gross negligence, willful misconduct or fraud by the Pledgee in the exercise of such powers.

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3.6                   质权人可在其认为合适的任何时候通过授权委托书或其他方式委托任何一位或多位主体行使本协议或与质权有关的授予质权人的所有或任何权力、权限和裁量权，并可根据质权人认为合适的规定进行该等委托，质权人无义务监督该等委托或再委托的任何不当行为或违约行为所导致的程序或任何损失。

The Pledgee may whenever it thinks fit delegate by power of attorney or otherwise to any Person or Persons, all or any of the powers, authorities and discretions vested in the Pledgee by this Agreement or in connection with the Pledge and such delegation may be made upon such regulations as the Pledgee may think fit and the Pledgee shall not be bound to supervise the proceedings or be responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

3.7                   在质权根据第3.2条并在债券文件允许的范围内成为可执行之前，出质人有权以其认为适当的方式行使或指示行使任何出质股权所附带的表决权，除非以与本协议不一致或损害质权人在本协议项下的利益的任何方式行使或指示行使，并有权获得与出质股权有关的所有股息、分配和其他付款。

Until the Pledge becomes enforceable in accordance with Section 3.2 and to the extent permitted by the Note Documents, the Pledgor shall be entitled to exercise or direct the exercise of the voting rights attached to any of the Pledged Equity Interest in such manner as it sees fit, except in any manner that is inconsistent with or that prejudices the interests of the Pledgee under this Agreement, and to receive all dividends, distributions and other payments made in respect of the Pledged Equity Interest.

3.8                   在质权根据第3.2条成为可执行后，质权人有权以其认为适当的方式行使或指示行使任何出质股权所附带的表决权，并有权获得与出质股权有关的所有股息、分配和其他付款，以用于抵扣担保债务。出质人应在该等时间后遵守或促使遵守质权人就该等表决权的行使作出的任何指示。在此后，出质人就出质股权收到的付款在扣除出质人缴纳的个人所得税后的股息、分配及其他款项应根据质权人的要求(i)存入质权人指定并监督的账户，用于就担保债务提供担保，先于支付任何其他款项；或(ii)在适用的中国法律允许的范围内，无条件地支付给质权人或质权人指定的任何其他人。

After the Pledge has become enforceable in accordance with Section 3.2, the Pledgee shall be entitled to exercise or direct the exercise of the voting rights attached to any of the Pledged Equity Interest in such manner as it sees fit, and to receive, for application against the Secured Obligations, all dividends, distributions and other payments made in respect of the Pledged Equity Interest.  The Pledgor shall after such time comply or procure the compliance with any directions of the Pledgee in respect of the exercise of those voting rights.  After such time, dividends, distributions and other payments received by the Pledgor in respect of the Pledged Equity Interest after deduction of individual income tax paid by the Pledgor shall, as required by the Pledgee, (i) be deposited into an account designated and supervised by the Pledgee and used to secure the Secured Obligations prior and in preference to making any other payment; or (ii) unconditionally be paid to the Pledgee or any other Person designated by the Pledgee to the extent permitted under the applicable PRC laws.

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3.9                   除非本第3条另有规定，出质人在质权成为可执行之前，以及质权人在质权成为可执行之后，应有权并应不时行使或指示行使任何出质股权所附带的或与之相关的所有其他权利，但前提是出质人不得以与本协议项下质权人的利益不一致的任何方式，或以其他方式损害或对质权人利益造成不利影响的任何方式，行使或指示行使该等权利。

Except as otherwise provided in this Section 3, the Pledgor, before the Pledge becomes enforceable, and the Pledgee, after the Pledge becomes enforceable, shall be entitled to and shall exercise or direct the exercise of all other rights from time to time attaching to or connected with any of the Pledged Equity Interest, provided that the Pledgor shall not exercise or direct the exercise of such rights in any manner that is inconsistent with or would otherwise prejudice or adversely affect the interests of the Pledgee under this Agreement.

3.10            如果出质人在交割日之后向公司提供贷款或其他垫付款（下称”股东贷款”），出质人应将其在股东贷款中的全部权利、权属和权益完全转让给质权人，作为受担保债务的额外担保。出质人还应取得公司在该等转让发生时对股东贷款转让的确认。

In the event that the Pledgor makes loans or other advances to the Company after the Closing Date (the “Shareholder Loans”), the Pledgor shall assign absolutely to the Pledgee all its right, title and interest in and to the Shareholder Loans as additional security for the Secured Obligations.  The Pledgor shall also procure acknowledgement from the Company of the assignment of the Shareholder Loans upon such assignment.

4.                          出质人和公司的陈述和保证

Representations and Warranties of the Pledgor and the Company

4.1                   在本协议签署之日，出质人和公司在此连带地向质权人陈述和保证如下:

As of the execution date of this Agreement, the Pledgor and the Company hereby jointly and severally represent and warrant to the Pledgee that:

(a)              出质人和公司均根据其所在司法辖区的法律正式注册成立且声誉良好，并已正式授权本协议的签署、交付和履行；

each of the Pledgor and the Company is duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, and has duly authorised the execution, delivery and performance of this Agreement;

(b)              出质人和公司现在和将来均拥有完全的合法权利、权力和权限，并已就本协议的签署、交付和履行从相关政府部门和第三方获得任何和所有批准和同意（如需）；

the Pledgor and the Company have and will at all times have the full legal right, power and authority and have obtained any and all approvals and consents from applicable government authorities and third parties (if required) for execution, delivery and performance of this Agreement;

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(c)              本协议构成出质人和公司的合法、有效和有约束力的义务，并可根据其条款执行；

this Agreement constitutes the legal, valid and binding obligation of the Pledgor and the Company enforceable in accordance with its terms;

(d)             签署、交付和履行本协议在当前和将来均不会:(i)违反任何适用的中国法律或任何制裁（定义见可转换债购买协议）；(ii)抵触公司的章程或其他组织文件；(iii)导致违反其作为一方或以其他方式约束其的任何合同或文件，或构成该等合同或文件项下的违约；(iv)导致违反有关向任何一方授予和/或维持任何许可或批准的任何条件；或(v)导致向任何一方授予的任何许可或批准被中止、取消或附加条件；

the execution, delivery and performance of this Agreement do not and will not: (i) violate any applicable PRC laws or any Sanctions (as defined in the Convertible Note Purchase Agreement); (ii) conflict with the Company’s articles of association or other constitutional documents; (iii) result in any breach of, or constitute any default under, any contract or instrument to which it is a party or by which it is otherwise bound; (iv) result in any violation of any condition for the grant and/or maintenance of any permit or approval granted to any Party; or (v) cause any permit or approval granted to any Party to be suspended, cancelled or attached with additional conditions;

(e)              不存在针对出质人或其任何资产的已经或可能发生的影响出质人或其任何资产的任何诉讼、行政、政府或仲裁程序；

no litigation, administrative, governmental or arbitral proceeding affecting the Pledgor or presently threatened against the Pledgor or any of its assets has or is likely to have a Material Adverse Change;

(f)               出质人目前和将来在本协议项下设立的担保存续期间始终是出质股权的唯一、合法和实益所有人，且不附带任何权利负担（但本协议或其他债券文件项下设立的权利负担除外）；

the Pledgor is and will, at all times during the subsistence of the security hereby constituted, be the sole, lawful and beneficial owner of the Pledged Equity Interest free from any Encumbrance (other than the Encumbrances created under this Agreement or under other Note Documents);

(g)              质权人应有权根据本协议的规定处置和转让出质股权；

the Pledgee shall have the right to dispose of and transfer the Pledged Equity Interest in accordance with the provisions set forth in this Agreement;

(h)             除本质权之外，出质人未在出质股权上设置任何担保权益或其他权利负担；

except for the Pledge, the Pledgor has not placed any security interest or other Encumbrance on the Pledged Equity Interest;

(i)                 质权是出质股权上的第一顺位优先权担保权益；

the Pledge is a first priority security interest over the Pledged Equity Interest;

(j)                出质股权可自由转让，登记出质股权的转让不需要任何同意或批准；

the Pledged Equity Interest is freely transferable and no consents or approvals are required in order to register a transfer of the Pledged Equity Interest;

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(k)             除根据本协议的规定外，出质人未出售或授予对出质股权或其任何部分的利益或其全部或任何权利、权属和权益的任何优先购买权，或同意出售或授予对出质股权或其任何部分的利益或其全部或任何权利、权属和权益的任何优先购买权，或同意对出质股权或其任何部分的利益或其全部或任何权利、权属和权益的任何优先购买权，但债券文件可能规定的除外；

except in accordance with the provisions of this Agreement, the Pledgor has not sold or granted any rights of pre-emption over or agreed to sell or grant any right of pre-emption over or otherwise disposed of or agreed to dispose of, the benefit or all or any of its rights, titles and interest in and to the Pledged Equity Interest or any part thereof, except as may be provided under the Note Documents;

(l)                 出质人和公司均未针对其采取任何公司行动，也未采取或威胁采取任何其他措施或法律程序，以便进行清盘、破产管理、解散或重组，或任命其或其任何或全部资产或收入的接管人、行政接管人、受托人或类似管理人员。

neither the Pledgor nor the Company has taken any corporate action nor have any other steps been taken or legal proceedings been started or threatened against it for winding-up, administration, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, trustee or similar officer of its or any or all of its assets or revenues.

4.2                   第4.1条中的陈述和保证被视为由出质人和公司在签署日、首次交割日（定义见可转换债购买协议）以及直至根据本协议解除质权之前的每一天参照届时存在的事实和情况作出。

The representations and warranties in Section 4.1 are deemed to be made by the Pledgor and the Company by reference to the facts and circumstances then existing on the Signing Date, on the First Closing Date (as defined in the Convertible Note Purchase Agreement) and on each day until the Pledge is released pursuant to this Agreement.

5.                          出质人和公司的承诺

Covenants of the Pledgor and the Company

5.1                   出质人和公司在此连带地向质权人承诺：

The Pledgor and the Company hereby jointly and severally covenant to the Pledgee:

(a)             未经质权人事先书面同意，出质人不得转让出质股权或在出质股权或其任何部分上设置或允许存在任何担保权益或其他权利负担，但履行本协议和债券文件的情况除外；

the Pledgor shall not transfer the Pledged Equity Interest or place or permit the existence of any security interest or other Encumbrance on the Pledged Equity Interest or any portion thereof, without the prior written consent of Pledgee, except for the performance of this Agreement and the Note Documents;

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(b)             出质人和公司应遵守适用于质权的所有法律法规的规定，并在收到有关主管机关就质权发出或拟定的任何通知、指令或建议后的五(5)日内，向质权人交付该等通知、指令或建议的复印件，并应遵守该等通知、指令或建议，或应质权人的合理要求或经质权人同意就该等事项提出异议和陈述；

the Pledgor and the Company shall comply with the provisions of all laws and regulations applicable to the Pledge, and within five (5) days of receipt of any notice, order or recommendation issued or prepared by relevant competent authorities regarding the Pledge, shall deliver a copy of such notice, order or recommendation to the Pledgee, and shall comply with such notice, order or recommendation or submit objections and representations with respect to such matters upon the Pledgee’s reasonable request or with the consent of the Pledgee;

(c)              出质人和公司应及时通知质权人可能影响出质股权或其任何部分的任何事件或出质人或公司收到的通知，以及出质人收到的可能影响出质人在本协议项下的任何保证或其他义务的任何事件或通知；

the Pledgor and the Company shall promptly notify the Pledgee of any event or notice received by the Pledgor or the Company that may have an impact on the Pledged Equity Interest or any portion thereof, as well as any event or notice received by the Pledgor that may have an impact on any guarantees or other obligations of the Pledgor arising out of this Agreement;

(d)             对于出质人在本协议签署日后对公司的任何额外出资或对公司任何股权的收购，在确保出质股权持续至少构成公司51%的股权所需要的范围内，出质人和公司应(i)在该等出资或收购后的两(2)个工作日内在公司的股东名册上登记该质权，及(ii)在该等出资或收购后的十五(15)个工作日内就根据本协议已登记的出质股权质押向主管市场监管局提交变更登记的申请；

with respect to any additional capital contribution by the Pledgor in the Company or acquisition of any equity interest in the Company after the date hereof, to the extent necessary to ensure that the Pledged Equity Interest continues to be at least 51% equity interest in the Company, the Pledgor and the Company shall (i) register the Pledge in the shareholders’ register of the Company within two (2) Business Days following such capital contribution or acquisition, and (ii) submit an application to the competent AMR for the change of registration of the Pledge on the Pledged Equity Interest contemplated herein within fifteen (15) Business Days following such capital contribution or acquisition;

(e)              除经质权人书面同意的情况外，出质人和公司（视具体情况而定）不得(i)以任何方式处置、试图处置或以其他方式处置任何出质股权，但债券文件项下可能明确允许的方式除外，或(ii)允许公司发行任何股权或其他证券，但根据票据文件的条款所发行的除外；

except with the consent in writing of the Pledgee, the Pledgor and the Company (as the case may be) shall not (i) dispose of, attempt to dispose of or otherwise deal in any way with any of the Pledged Equity Interest except in such manner as may be expressly permitted under the Note Documents, or (ii) permit any issuance of equity interest or other securities by the Company, other than in accordance with the terms of the Note Documents;

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(f)               出质人和公司不得且不得允许任何人采取可能损害质权、质权人的利益或出质股权的价值或改变出质股权所附带的任何权利的任何行动、措施或决定。

The Pledgor and the Company shall not, and shall not permit any person to, take any action, step, or decision which may prejudice the Pledge, the interests of the Pledgee, or the value of the Pledged Equity Interest, or alter any rights attaching to the Pledged Equity Interest.

5.2                  出质人特此向质权人承诺，并与质权人约定，如果质权人根据本协议获得其有权获得的出质股权的法定和实益所有权，则出质人不得因其行使其在本协议项下的担保权利而向质权人提出任何种类的权利主张，但出质人可就对价或价值超出质权人在处置出质股权时已经收到或有权获得的担保债务的金额的部分向质权人提出权利主张。

The Pledgor hereby undertakes to, and agrees with the Pledgee that in the event the Pledgee acquires legal and beneficial ownership of Pledged Equity Interest to which it becomes entitled in accordance with this Agreement, the Pledgor shall have no claim of any kind against the Pledgee whatsoever in respect of the exercise by it of its security rights under the terms hereof except that the Pledgor may make a claim against the Pledgee for any excess of consideration or value above the amount of the Secured Obligations which the Pledgee has received or is entitled upon disposal of the Pledged Equity Interest.

6.                      质权的解除

Discharge of the Pledge

6.1                  受限于本第6条的规定，质权应通过持续担保的方式保持完全有效，不应以任何方式受到任何临时结算（无论任何受担保债务是否在该等结算后仍未清偿）或其他事项或事情的影响。

Subject to this Section 6, the Pledge shall remain in full force and effect by way of continuing security and shall not be affected in any way by any interim settlement of account (whether or not any Secured Obligations remain outstanding thereafter) or other matter or thing whatsoever.

6.2                  在不影响上文第6.1条的一般性的情况下，除非本协议另有规定，质权及其被担保的金额不得以任何方式受到以下各项的影响：

Without prejudice to the generality of Section 6.1 above, except as otherwise provided in this Agreement, neither the Pledge, nor the amounts thereby secured, shall be affected in any way by:

(a)        质权人或任何其他主体目前或今后就受担保债务或任何其他责任持有的任何其他担保、保证或赔偿；

any other security, guarantee or indemnity now or hereafter held by the Pledgee or any other Person in respect of the Secured Obligations or any other liabilities;

(b)        任何担保、保证或赔偿的解除（包括已被解除质权的部分）；

the release of any security, guarantee or indemnity (including, except to the extent of the relevant release, the Pledge);

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(c)         对任何债券文件、担保、保证或赔偿的任何修订（但对质权作出的任何相关修订除外）；

any amendment to any Note Documents, security, guarantee or indemnity (except to the extent of any relevant amendment made to the Pledge);

(d)        执行或不执行任何担保、保证或赔偿（包括质权）；

the enforcement or absence of enforcement of any security, guarantee or indemnity (including the Pledge);

(e)         由质权人、出质人或任何其他人给予出质人或任何其他人的任何时间、宽限、弃权或同意；

any time, indulgence, waiver or consent given to the Pledgor or any other Person whether by the Pledgee, the Pledgor or any other Person;

(f)          由质权人或任何其他主体对出质人或任何其他主体提出或不提出清偿任何负债的任何要求；

the making or absence of any demand for payment of any liabilities made on the Pledgor, or any other Person whether by the Pledgee or any other Person;

(g)         出质人或任何其他主体清盘或开始清盘；

the winding-up or the commencement of the winding-up of the Pledgor or any other Person;

(h)        任何债券文件或与任何债券文件相关的任何文件的任何规定、担保、保证或赔偿（包括质权）或任何一方在任何该等文件或任何担保、保证或赔偿（包括质权）项下或与之相关的任何权利或义务的不合法、无效或不可执行或存在任何缺陷，无论是基于越权、不符合相关主体的利益、未由任何主体正式授权、签署或交付，还是由于任何其他原因；或

the illegality, invalidity or unenforceability of, or any defect in, any provision of any Note Documents or any documents relating to any Note Documents, security, guarantees or indemnities (including the Pledge) or any of the rights or obligations of any of the parties under or in connection with any such document or any security, guarantee or indemnity (including the Pledge), whether on the grounds of ultra vires, not being in the interests of the relevant Person or not having been duly authorized, executed or delivered by any Person or for any other reason whatsoever; or

(i)            根据有关破产、资不抵债或清盘的任何法律能够被宣告无效或受其影响的任何协议、担保、保证、赔偿、付款或其他交易，或质权人基于对任何该等协议、担保、保证、赔偿、付款或其他交易的信任而作出的任何解除、和解或免除，并且任何该等解除、和解或免除应被视为相应地受到限制。

any agreement, security, guarantee, indemnity, payment or other transaction which is capable of being avoided under or affected by any law relating to bankruptcy, insolvency or winding-up or any release, settlement or discharge given or made by the Pledgee on the faith of any such agreement, security, guarantees, indemnities, payment or other transaction, and any such releases, settlement or discharge shall be deemed to be limited accordingly.

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6.3                               在不影响上述第6.2条一般性规定的情况下，出质人明示确认，其希望质权应不时扩展至可转换债购买协议（包括其项下发行的任何可转换债券）和/或任何其他融资协议项下提供的任何授信或金额的任何变更、增加、延展或增加，目的或与以下各项相关：任何性质的业务收购；增加流动资金；使投资者能够进行分配；开展重组；为现有授信再融资；为任何其他负债再融资；向新借款方提供授信；可能不时提供任何该等授信或金额的目的的任何其他变更或延展；及与上述各项相关的任何费用、成本和/或支出。

Without prejudice to the generality of Section 6.2 above, the Pledgor expressly confirms that it intends that the Pledge shall extend from time to time to any (however fundamental) variation, increase, extension, or addition of or to the Convertible Note Purchase Agreement (including any Convertible Notes issued thereunder) and/or any facility or amount made available under any other financing agreement for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs, and/or expenses associated with any of the foregoing.

6.4                               在质权人满意地认为所有的担保债务已被无条件和不可撤销地全额支付和解除，并且可能引起担保债务的任何其他义务已经终止后，质权人将应出质人的要求，立即采取出质人可能合理要求的行动，解除出质股权的质押，相关费用由出质人承担。如果部分质权已被执行，在该等解除时，质权人应向出质人返还其从与该等执行相关的出质股权的处置中收到的所有剩余的出质股权和/或现金或证券的剩余部分。

Upon the Pledgee being satisfied that all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full and any other obligations which might give rise to Secured Obligations have terminated, the Pledgee will promptly at the request and cost of the Pledgor take such action as the Pledgor may reasonably request to release the Pledged Equity Interest from the Pledge.  In the event that some of the Pledge has been enforced, upon such release, the Pledgee shall return to the Pledgor all the remaining Pledged Equity Interest and/or the remaining portion of cash or securities received by it from the disposal of the Pledged Equity Interest in connection with such enforcement.

7.                          违约责任

Breach

7.1                              若出质人或公司违反本协议的任何约定，质权人有权：

If the Pledgor or the Company breaches any of the provisions under this Agreement, the Pledgee shall have the right to:

(a)         要求出质人和/或公司实际履行本协议项下约定的义务：

request specific performance of the Pledgor and/or the Company of its obligations under this Agreement;

(b)         在出质人和公司完全纠正违约行为之前，暂停履行其本协议项下约定的义务（不得视为对本协议义务的违反）；

suspend performance of its own obligations under this Agreement (which shall not be deemed as a breach under this Agreement) until full rectification of the breach by the Pledgor and the Company;

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(c)          要求出质人和/或公司对质权人进行赔偿，使其免受因出质人和/或公司违约而引起的任何和所有损失损害，包括但不限于在履行本协议过程中发生的任何直接费用、仲裁或诉讼费用、或可预见的经济损失；

request the Pledgor and/or the Company to indemnify and hold harmless the Pledgee against any and all losses and damages incurred due to the breach of the Pledgor and/or the Company, including but not limited to any direct expenses incurred in the course of performance of this Agreement, arbitration or litigation expenses or foreseeable economic losses; and/or

(d)         在适用的法律和本协议允许的情况下，寻求其他救济措施。

seek other remedies as permitted by applicable laws and this Agreement.

7.2                              出质人或公司在任何情况均无任何权利终止或解除本协议。

Neither the Pledgor nor the Company shall have any right to unilaterally terminate this Agreement in any event.

8.                          保密责任

Confidentiality

各方承认及确定有关本协议、本协议内容，以及彼此就准备或履行本协议而交换的任何口头或书面资料均被视为保密信息。各方应当对所有该等保密信息予以保密，而在未得到另一方书面同意前，不得向任何第三者披露任何保密信息，惟下列信息除外：(a) 为公众所知悉或将会知悉的任何信息（惟并非由接受保密信息之一方擅自向公众披露）；(b) 根据适用法律法规、股票交易规则、或政府部门或法院的命令而所需披露之任何信息；或(c)由任何一方就本协议所述交易而需向其股东、董事、员工、法律或财务顾问披露之信息，而该股东、董事、员工、法律或财务顾问亦需遵守与本条款相类似之保密责任。如任何一方股东、董事、员工或聘请机构的泄密均视为该方的泄密，需依本协议承担违约责任。

The Parties acknowledge that the existence and the contents of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance this Agreement are regarded as confidential information.  Each Party shall maintain confidentiality of all such confidential information, and without the prior written consent of the other Parties, it shall not disclose any relevant confidential information to any third party, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorised disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any Party to its shareholders, directors, employees, legal counsels or financial advisors regarding the transactions contemplated hereunder, provided that such shareholders, directors, employees, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section 8 (including by reason of professional duty). Disclosure of any confidential information by the shareholders, directors, employees of or other Persons engaged by any Party shall be deemed disclosure of such confidential information by such Party and such Party shall be held liable for breach of this Agreement.

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9.                          适用法律和争议的解决

Governing Law and Disputes Resolution

9.1                   本协议的订立、效力、解释、履行、修改和终止以及争议的解决均适用中国法律。

The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the PRC.

9.2                   因本协议或本协议的解释、违反、终止、有效性或无效性引起的或与之相关的任何争议、争论或权利主张（每一项下称”争议”），经争议任何一方向另一方发出通知（下称”仲裁通知”）要求，应提交仲裁。

Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

9.3                   有关争议应由HKIAC按照其届时有效的仲裁规则在香港特别行政区按照其规则进行仲裁。仲裁员应为三(3)名。争议的申请人应指定一(1)名仲裁员，争议的被申请人应指定一(1)名仲裁员。第三名仲裁员应由HKIAC理事会指定，并应担任首席仲裁员。

The Dispute shall be settled by arbitration in HKSAR by the HKIAC in accordance with the HKIAC Rules in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three (3) arbitrators. The claimants in the Dispute shall nominate one (1) arbitrator and the respondents in the Dispute shall nominate one (1) arbitrator.  The HKIAC Council shall appoint the third arbitrator, who shall serve as the presiding arbitrator.

9.4                   仲裁程序应以英文进行。如果HKIAC规则与本协议项下第9条的规定（包括关于指定仲裁员的规定）发生冲突，则以本第9条的规定为准。

The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section 9, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 9 shall prevail.

9.5                   仲裁的一方应配合仲裁的其他方，除受限于对该方有约束力的任何保密义务外，应全面披露其他方就该仲裁程序所要求的所有信息和文件，并提供完全的访问权限。

Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

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9.6                   仲裁庭的裁决为终局裁决，对仲裁各方均具有约束力，胜诉方可向有管辖权的法院申请强制执行该等裁决。

The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

9.7                   仲裁庭应严格根据中国的实体法裁决仲裁各方提交的任何争议。

The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of the PRC.

9.8                   在仲裁庭组成之前，争议的任何一方有权向有管辖权的任何法院寻求初步禁令救济（如可能）。

Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

9.9                   在仲裁庭对争议进行仲裁的过程中，除有争议且正在裁决的部分外，本协议应继续履行。

During the course of the arbitral tribunal’s arbitration of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

10.                   通知

Notices

10.1            本协议项下要求或发出的所有通知和其他通信应通过专人递送、挂号邮寄、邮资预付或商业快递服务或传真或电子邮件的方式发到该方下列地址。该等通知视为有效送达的日期按如下方式确定：

All notices and other communications required or permitted to be given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by a commercial courier service or by facsimile transmission or email to the address of such party set forth below. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

10.1            通知如果是以专人递送、快递服务或挂号邮寄、邮资预付发出的，则以于设定为通知的地址在发送或拒收之日为有效送达日；通知如果是以传真或电子邮件的方式发出的，则以成功传送之日为有效送达日（应以自动生成的传送确认信息为证）。

Notices given by personal delivery, by courier service or by registered mail, postage prepaid, shall be deemed effectively given on the date of delivery or refusal at the address specified for notices; notices given by facsimile or email transmission shall be deemed effectively given on the date of successful transmission (as evidenced in the case of facsimile by an automatically generated confirmation of transmission).

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10.2            为通知的目的，各方地址如下：

For the purpose of notices, the addresses of the Parties are as follows:

质权人：

/ Pledgee:

[•]

出质人 / Pledgor:

[•]

公司 / Company:

[•]

10.3            任何一方可按本条规定随时给其他各方发出通知来改变其接收通知的地址。

Any Party may at any time change its address for notices by a notice delivered to the other Parties in accordance with the terms hereof.

11.               转让

Assignment

11.1            除非经质权人事先书面同意，出质人和公司无权赠予、转让或指定其在本协议项下的权利义务。

Without the Pledgee’s prior written consent, neither the Pledgor nor the Company shall have the right to assign, transfer or delegate its rights or obligations under this Agreement.

11.1            质权人有权在未获得出质人或公司同意的情况下，向任何人出让、转让或委托其在本协议项下与任何经允许的可转换票据的出让或转让相关的任何或所有的权利或义务。

The Pledgee shall have the right to assign, transfer or delegate, without the consent of the Pledgor or the Company, all or any of its rights or obligations under this Agreement to any Person in connection with any permitted assignment or transfer of the Convertible Note.

11.2            本协议对出质人及其继任人和经许可的受让人均有约束力，并且对质权人及每一继任人和受让人有效。

This Agreement shall be binding on the Pledgor and its successors and permitted assigns, and shall be valid with respect to the Pledgee and each of its successors and assigns.

11.3            因转让所导致的质权人变更后，应质权人要求，出质人和/或公司应与新的质权人签订一份内容与本协议一致的新质押协议，并在相应的市场监管局进行登记。

In the event of change of Pledgee due to assignment, the Pledgor and/or the Company shall, at the request of the Pledgee, execute a new equity pledge agreement or supplemental agreement with the new pledgee on the same terms and conditions as this Agreement, and register the same with the relevant AMR.

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11.4            出质人和公司应严格遵守本协议和各方单独或共同签署的其他有关协议的规定，包括债券文件，履行债券文件项下的义务，并不进行任何足以影响协议的有效性和可执行性的作为/不作为。除非根据质权人的书面指示，出质人不得行使其对出质股权还留存的权利。

The Pledgor and the Company shall strictly abide by the provisions of this Agreement and other contracts jointly or separately executed by the Parties hereto or any of them, including the Note Documents, perform the obligations hereunder and thereunder, and refrain from any action or omission that may affect the effectiveness and enforceability thereof.  Any remaining rights of the Pledgor with respect to the Pledged Equity Interest pledged hereunder shall not be exercised by the Pledgor, except in accordance with the written instructions of the Pledgee.

12.                   其他

Miscellaneous

12.1            一切与本协议有关的印花税以及任何其他税收、登记备案费等全部由公司承担。

All stamp tax and any other taxes, registration fees and filing fees relating to this Agreement shall be borne by the Company.

12.2            本协议每一章节的标题仅为了便于参考，不影响对该章节下任何条款的解释。

Headings in each section of this Agreement are included for convenience only and shall not affect the construction of any provision hereof.

12.3            如果本协议有任何一条或多条条款根据任何法律或法规在任何方面被裁定为无效、不合法或不可执行，本协议其余规定的有效性、合法性或可执行性不应因此在任何方面受到影响或损害。各方应通过诚意磋商，争取以法律许可以及各方期望的最大限度内有效的规定取代那些无效、不合法或不可执行的规定，而该等有效的规定所产生的经济效果应尽可能与那些无效、不合法或不能执行的规定所产生的经济效果相似。

In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any respect.  The Parties shall strive in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

12.4            本协议自各方正式签署之日起生效。本协议的任何修改、补充或变更，均须采用书面形式，经各方签字或盖章并按规定办理政府登记（如需）后生效。

This Agreement shall become effective upon execution by the Parties. Any amendments, changes and supplements to this Agreement shall be in writing and shall become effective upon completion of the governmental filing procedures (if applicable) after the affixation of the signatures or seals of the Parties.

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12.5            本协议以中文和英文书就，一式四份，质权人、出质人和公司各持一份，剩余一份用于登记。若中英文文本存在不一致的，应以中文文本为准。

This Agreement is written in both Chinese and English in four copies. Each of the Pledgor, the Pledgee and the Company shall hold one copy respectively and the other copy shall be used for registration. In case of any discrepancy between the two language texts, the Chinese text shall prevail.

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[The remainder of this page is intentionally left blank]

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兹此，各方已使得经其授权的代表于文首所述日期签署了本股权质押协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorised representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

质权人 / Pledgee：

Peak Asia Investment Holdings V Limited

签字：
By:
姓名：
Name:
职位：
Title:

兹此，各方已使得经其授权的代表于文首所述日期签署了本股权质押协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorised representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

出质人 / Pledgor:

鹏爱投资（香港）集团有限公司PENG OI INVESTMENT (HONG KONG) HOLDINGS LIMITED

签字：
By:
姓名：
Name:
职位：
Title:

兹此，各方已使得经其授权的代表于文首所述日期签署了本股权质押协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorised representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

公司 / Company：

鹏意达商务咨询（深圳）有限公司Peng Yi Da Business Consulting Co., Ltd.

签字：
By:
姓名：
Name:
职位：
Title:

PART 2

股权质押协议

Equity Interest Pledge Agreement

本股权质押协议（下称”本协议”）由下列各方于2020年【*】月【*】日（下称”签署日”）签订：

This Equity Interest Pledge Agreement (this “Agreement”) has been executed by and among the following parties on [*], 2020 (the “Signing Date”):

Beacon Technology Investment Holdings Limited（下称”质权人”），一家依中华人民共和国香港特别行政区法律设立并存续的企业，其注册地址为中华人民共和国香港特别行政区，德辅道199号，无限极广场，10层1001室；

Beacon Technology Investment Holdings Limited, (the “Pledgee”), a company incorporated and existing under the laws of Hong Kong, with its registered address at Unit 1001, 10/F, Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong;

鹏爱投资（香港）集团有限公司（下称”出质人”）（企业注册号：913408），一家依照中华人民共和国香港特别行政区法律设立并存续的企业，其注册地址为中华人民共和国香港特别行政区，皇后大道中151-155，兆英商业大厦，17层；PENG OI INVESTMENT (HONG KONG) HOLDINGS LIMITED (the “Pledgor”) (Company Registration No. 913408), a company incorporated and existing under the laws of Hong Kong, with its registered address at 17/F, Siu Ying Commercial Building, 151-155 Queen’s Road Central, Hong Kong;

和

and

鹏意达商务咨询（深圳）有限公司（下称”公司”），一家依照中国法律设立的有限责任公司，其注册地址为深圳市南山区南油第四工业区7A栋4楼南。

Peng Yi Da Business Consulting Co., Ltd. (the “Company”), a limited liability company incorporated under the laws of the PRC, with its registered address at Level 4 South, Building 7A, Nanyou Fourth Industrial Zone, Nanshan District, Shenzhen.

为本协议之目的，质权人、出质人和公司以下单称为”一方”，合称为”各方”。

For the purpose of this Agreement, the Pledgee, the Pledgor and the Company are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

鉴于：

WHEREAS:

4.              质权人，Peak Asia Investment Holdings V Limited，一家根据英属维尔京群岛设立并有效存续的公司（下称”Peak Asia”）与医美国际控股集团有限公司，一家依据开曼群岛法律设立并存续的公司（下称”医美国际”）以及协议项下其他方已于2020年【*】月【*】日签订了可转换债券购买协议（下称”可转换债购买协议”）。根据前述协议，医美国际将发行一份或多份可转换债券（下称”可转换债券”）。

The Pledgee, Peak Asia Investment Holdings V Limited, a company incorporated and existing under the laws of the British Virgin Islands (“Peak Asia”), and Aesthetic Medical International Holdings Group Limited, a company incorporated and existing under the laws of the Cayman Islands (“AMI”), have entered into a convertible note purchase agreement dated [•], 2020 (the “Convertible Note Purchase Agreement”), pursuant to which one or more convertible notes of AMI (the “Convertible Note”) will be issued.

5.              在本协议签署日，出质人是公司100%股权权益（代表公司注册资本港币226,000,000元）的注册持有人。

As of the Signing Date, the Pledgor is the registered holder 100% of the equity interest in the Company (representing a registered capital of HKD226,000,000).

6.              为了保证担保债务（定义见下文）的履行，出质人同意以其在公司中拥有的51%的股权（代表公司注册资本115,260,000港元）向质权人做出质押担保。

To secure the Secured Obligations (as defined below), the Pledgor has agreed to create a pledge over 51% of the equity interest in the Company (representing a registered capital of HKD115,260,000) in favour of the Pledgee.

因此，鉴于上述作为本协议条款一部分的前提，各方商定就以下条款达成一致：

NOW, THEREFORE, in consideration of the foregoing premises, which are hereby incorporated into and made a part of the terms hereof, it is agreed as follows:

13.               定义

Definitions

1.3                     除非本协议另有规定，下列词语含义为：

Unless otherwise provided herein, the terms below shall have the following meanings:

(m)         “市场监管局”是指中国国家市场监督管理总局以及其地方机构。

“AMR” shall refer to the State Administration of Market Regulation of the PRC and its local counterparts.

(n)             “工作日”是指非星期六、星期日或其他在中国大陆、香港特别行政区、开曼群岛以及英属维京群岛的银行被要求或授权关闭的日期。

“Business Day” shall refer to a day that is not a Saturday or Sunday or any other day on which banks in the PRC, HKSAR, the Cayman Islands or the British Virgin Islands are required or authorised to be closed.

(o)             “权利负担”具有可转换债购买协议项下的条款赋予该等词语的含义。

“Encumbrance” has the meaning given to that term in the Convertible Note Purchase Agreement.

(p)             “人”具有可转换债购买协议项下的条款赋予该等词语的含义。

“Person” has the meaning given to that term in the Convertible Note Purchase Agreement.

(q)             “质权”是指出质人根据本协议第2条给予质权人的担保物权，即指质权人所享有的，以出质人质押给质权人的出质股权折价或拍卖、变卖该出质股权的价款优先受偿的权利。

“Pledge” shall refer to the pledge over the equity interest granted by the Pledgor to the Pledgee pursuant to Section 2 of this Agreement, i.e., the right of the Pledgee to be paid in priority with the Pledged Equity Interest based on the monetary valuation that such Pledged Equity Interest is converted into or from the proceeds from auction or sale of the Pledged Equity Interest.

(r)                “出质股权”是指出质人现在持有的代表公司注册资本港币115,260,000元的公司51%股权权益，以及其根据本协议第2.4条将来所持有的在公司的全部股权权益，连同所有以现金或其他产权形式存在的收益，包括所有股息或其他分配（无论是现金、股票或其他财产）和所有出售所得收益。

“Pledged Equity Interest” shall refer to 51% equity interest in the Company held by the Pledgor, representing HKD115,260,000 in the registered capital of the Company and all of the equity interest hereafter acquired by the Pledgor in the Company as specified in Section 2.4, together with all proceeds, whether in the form of cash or other property, deriving from legal or beneficial ownership of the Pledged Equity Interest, including all dividends or other distributions (whether in cash, shares or other property) and all sale proceeds.

(s)               “HKIAC”是指香港国际仲裁中心。

“HKIAC” shall refer to the Hong Kong International Arbitration Centre.

(t)                “HKIAC规则”是指香港国际仲裁中心仲裁规则。

“HKIAC Rules” shall refer to the Hong Kong International Arbitration Centre Administered Arbitration Rules.

(u)             “香港特别行政区”是指中华人民共和国香港特别行政区。

“HKSAR” shall refer to the Hong Kong Special Administrative Region of the PRC.

(v)             “重大不利变化”具有可转换债购买协议项下的条款赋予该等词语的含义。

“Material Adverse Change” has the meaning given to that term in the Convertible Note Purchase Agreement.

(w)           “债券文件”具有由可转换债购买协议项下的条款赋予该等词语的含义。

“Note Documents” has the meaning given to that term in the Convertible Note Purchase Agreement.

(x)             “担保债务”是指医美国际、其他集团公司（定义见可转换债购买协议）或创始人（定义见可转换债购买协议）根据债券文件向质权人或Peak Asia所负的所有现有或未来的义务和责任（无论是实际存在还是或有）。

“Secured Obligations” shall refer to all present and future obligations and liabilities (whether actual or contingent) owed by AMI, any other Group Company (as defined in the Convertible Note Purchase Agreement) or the Founders (as defined in the Convertible Note Purchase Agreement) to the Pledgee or Peak Asia under the Note Documents.

1.4                     下列术语在本协议项下定义如下：

The following terms are defined in this Deed as follows:

“本协议”	序言
“Agreement”	Preamble
“医美国际” “AMI”	鉴于 Recitals
“仲裁通知” “Arbitration Notice”	第9.2条 Section 9.2
“公司” “Company”	序言 Preamble
“可转换债券” “Convertible Note”	鉴于 Recitals
“可转换债购买协议” “Convertible Note Purchase Agreement”	鉴于 Recitals
“争议” “Dispute”	第9.1条 Section 9.1
“各方” “Party” / “Parties”	序言 Preamble
“质权人” “Pledgee”	序言 Preamble
“出质人” “Pledgor”	序言 Preamble
“股东贷款” “Shareholder Loans”	第3.10条 Section 3.10
“签署日” “Signing Date”	序言 Preamble

14.               质权

Pledge

2.7                 出质人同意将出质股权按照本协议的约定出质给质权人作为担保债务的担保。公司同意出质人按照本协议的约定将出质股权出质予质权人。

The Pledgor agrees to pledge all the Pledged Equity Interest as first priority security for the Secured Obligations.  The Company hereby assents that the Pledgor pledges the Pledged Equity Interest to the Pledgee pursuant to this Agreement.

2.8                 为了使质权完全生效，在本协议签署日，出质人将向质权人交付以下每一项质权人为质权担保而使用的文件：

In order to give to the Pledgee full effect to the Pledge, on the Signing Date, the Pledgor will deliver to the Pledgee each of the following to be used by the Pledgee in relation to the Pledge:

(a)                                一份公司股东名册的复本，由公司董事长正式签署并加盖公司公章，证明出质人拥有出质股权的所有权，并且出质人已将出质股权质押予质权人；

a copy of the register of shareholders of the Company, duly executed by the chairman of the board and affixed with the official seal of the Company evidencing that the Pledgor has the title in the Pledged Equity Interest and the Pledgor has pledged the Pledged Equity Interest in favour of the Pledgee;

(b)                                公司的每名董事签署的批准质权的公司董事会书面决议；

a written resolution of the board of directors of the Company signed by each director of the Company approving the Pledge; and

(c)                                 由出质人适当签署的用于向市场监管局提交办理股权质押登记的申请书。

an application form duly signed by the Pledgor to be submitted to the competent AMR for the registration of the Pledge.

2.9                 出质人应在签署日后的一个月内，将本协议的详情提交香港公司注册处，以登记根据本协议设立的担保权益。

The Pledgor shall, within one month after the Signing Date, submit the particulars of this Agreement to the Hong Kong Companies Registry for registration of the security interest created pursuant to this Agreement.

2.10          出质人只有在质权人事先书面同意的情况下方可认购公司的新增注册资本。出质人因认购公司新增注册资本而获得的任何股权应在确保出质股权持续至少构成公司51%的股权所需的范围内也被视作出质股权，出质人应立即交付相关证书并在主管市场监管局就已登记的股权质押办理变更登记，以反映出质人出质该等新增的注册资本。

The Pledgor may subscribe for capital increase in the Company only with prior written consent of Pledgee.  Any equity interest obtained by the Pledgor as a result of the Pledgor’s subscription of the increased registered capital of the Company shall, to the extent necessary to ensure that the Pledged Equity Interest continues to be at least 51% equity interest in the Company, also be deemed as the Pledged Equity Interest, and the Pledgor shall promptly deliver the certificates and conduct a change of registration on the registered Pledge with the competent AMR reflecting such increased registered capital offered as Pledge by the Pledgor.

2.11          如果中国法律要求公司清算或解散，在公司解散或清算时分配给出质人的任何利益应按照质权人的要求，(i)存入质权人指定和监督的账户，用于就担保债务的履行提供担保，先于并优先于支付任何其他款项；或(ii)在适用中国法律允许的范围内无条件地赠予质权人或质权人指定的任何其他人。

In the event that the Company is required by the PRC laws to be liquidated or dissolved, any interest distributed to the Pledgor upon the Company’s dissolution or liquidation shall, as required by the Pledgee, (i) be deposited into an account designated and supervised by the Pledgee and used to secure the Secured Obligations and pay the Secured Obligations prior and in preference to making any other payment; or (ii) unconditionally be donated to the Pledgee or any other Person designated by the Pledgee to the extent permitted under the applicable PRC laws.

2.12              出质人应立即按照质权人的合理要求，自费采取下列行动：

The Pledgor shall promptly, at its own cost and expense, do whatever the Pledgee reasonably requires:

(a)              完善或保护质权或质权的优先顺序；

to perfect or protect the Pledge or the priority of the Pledge;

(b)              促使任何经签署的表格、信函和决议生效，包括促使公司的相关管理人员和董事签署并标注日期以及填写政府部门合理要求提交的表格和文件；

to put into effect any signed forms, letters and resolutions including the procurement of relevant officers and directors of the Company to sign, date and complete forms and documents reasonably required by governmental authorities; and

(c)          促成质权的实现或在质权成为可执行时归属于质权人的任何权利的行使；

to facilitate the realisation of the Pledge or the exercise of any rights vested in the Pledgee upon the Pledge becoming enforceable,

包括签署质权人为实施本第2条条款之目的而合理要求的对出质股权的任何转让、转移、押记、让与或保证（无论是向质权人或其指定的任何人转让,还是向质权人以其他方式转让），或办理任何登记及发出任何通知、指令或指示。

including executing any transfer, conveyance, charge, assignment or assurance of the Pledged Equity Interest (whether to the Pledgee or any Person nominated by the Pledgee or otherwise, as directed by the Pledgee), or making any registration and giving any notice, order or direction, in each case, that is reasonably requested by the Pledgee for purpose of effecting the provisions of this Section 2.

15.               质权的生效和执行

Effectuation and Enforcement of the Pledge

3.11            出质人应当在签署日后尽快但不应迟于签署日起十五（15）个工作日后，向主管市场监管局办理质权的登记，并采取适用法律项下所有其他行动完善和保护质权，公司和质权人应为股权质押登记提供必要协助。

The Pledgor shall file and register the Pledge with the competent AMR and take all other actions necessary to perfect and protect the Pledge as required under applicable law in each case within the statutory time period for such filings, registrations and actions as soon as practicable after the Signing Date and in no case later than fifteen (15) Business Days from the Signing Date, and the Company and the Pledgee shall provide necessary assistance in the registration of the Pledge.

3.12            质权应在质权人根据可转换债券第6.3条宣称可转债到期并应付时成为可执行的。当质权成为可执行后，质权人可自行决定是否根据本协议和其认为适用于执行质权的法律法规采取相应行为或启动程序。

The Pledge shall become enforceable at such time as the Pledgee has given notice to the Pledgor in accordance with Section 6.3 of the Convertible Note declaring that the Convertible Note shall become due and payable.  After the Pledge has become enforceable, the Pledgee may at its absolute discretion take such action and/or institute such proceedings in accordance with this Agreement and applicable laws as it may think fit to enforce the Pledge.

3.13            在质权根据第3.2条成为可执行后的任何时间，在适用法律法规允许的范围内，质权人应有权以自己的名义或以出质人或出质人指定的任何人的名义，并以质权人认为适当的方式及条款和条件：

At any time after the Pledge becomes enforceable in accordance with Section 3.2, to the extent permitted by applicable laws and regulations, the Pledgee shall have the right either in its own name or in the name of the Pledgor or any Person nominated by the Pledgor and in such manner and upon such terms and conditions as the Pledgee thinks fit:

(n)             依法行使出质股权的表决权；

to exercise the voting rights attached to the Pledged Equity Interest;

(o)             在未通知出质人或经出质人进一步同意或同意的情况下，按照出质人在相关情况下可能确定的合理对价（无论是现金、其他财产、债务还是任何性质的其他对价），通过转让、出售或拍卖出质股权实现质权（各方理解，该等对价超出受担保债务金额的任何部分应返还出质人）；

without notice to, or further consent or concurrence by the Pledgor, to realise the Pledge through transfer, sale or auction of the Pledged Equity Interest for such consideration as it may determine is reasonable in the circumstances (whether comprising cash or other property, obligations or other consideration of any nature) (it being understood that any excess of such consideration above the amount of the Secured Obligations shall be returned to the Pledgor);

(p)             占有、收集和取得任何出质股权，并为此目的采取质权人认为有利的程序；

take possession of, collect and get in any of the Pledged Equity Interest and, for that purpose, to take such proceedings as may seem to the Pledgee to be expedient;

(q)             向质权人或其指定的任何人转让出质股权的所有权；

to transfer ownership of the Pledged Equity Interest to the Pledgee or any Person nominated by the Pledgee;

(r)                就与质权有关的任何权利主张、账目、争议、问题和要求进行和解、调整、提交仲裁、妥协和安排；

to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands relating to the Pledge;

(s)               筹集或借入资金，并就任何出质股权提供担保；

to raise or borrow money and grant security over any of the Pledged Equity Interest;

(t)                以出质人的名义并代表出质人采取与出质股权有关的所有行动和签署与出质股权有关的任何文件或契约；

to do all acts and execute in the name and on behalf of the Pledgor any document or deed in respect of the Pledged Equity Interest;

(u)             在出质人资不抵债或清算中享有优先权和索赔权，并为出质人的债权人获得股息和信托契据；

to rank and claim in the insolvency or liquidation of the Pledgor and to receive dividends and to accede to trust deeds for the creditors of the Pledgor;

(v)             对出质人关于清算的申请进行陈述和申辩；

to present or defend a petition for the winding up of the Pledgor;

(w)           提起、起诉、执行、抗辩和放弃与质权有关的诉讼、起诉和程序；

to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Pledge;

(x)             代表出质人就出质股权作出任何安排或妥协；

to make any arrangement or compromise on behalf of the Pledgor in respect of the Pledged Equity Interest;

(y)             行使绝对所有人的所有权力和权利，并做或不做出质人本身可能做或不做的任何事情；及

to exercise all the powers and rights of an absolute owner and do or omit to do anything which the Pledgor itself could do or omit to do; and

(z)              采取其认为对执行质权而言必要或有利的所有其他行动和事项。

to do all such other acts and things it may consider necessary or expedient for the enforcement of the Pledge.

3.14            本第3.3条项下规定的每项权利（除非另有规定）应是独立的，不得通过援引任何其他项或权利出现的顺序以任何方式受到限制。在质权成为可执行后的任何时间，出质人应在质权人要求时立即根据质权人的要求完成反映将出质股权转让给质权人或其指定的任何人的登记。

Each of the rights specified in the subparagraphs of Section 3.3 shall (except as otherwise provided) be distinct and shall not be in any way limited by reference to any other subparagraph or by the order in which they appear.  At any time after the Pledge becomes enforceable, the Pledgor shall immediately upon the request of the Pledgee, procure the registration of the transfer of the Pledged Equity Interest to the Pledgee or any Person nominated by the Pledgee according to the request of the Pledgee.

3.15            在行使其在第3.3条项下的权力时，质权人应作为出质人的所有目的的代理人，并且，受限于任何适用司法辖区的法律，出质人应单独对该等合同、约定、作为、不作为、违约和损失负责，并对质权人在行使该等权力时未发生重大过失、故意不当行为或欺诈而产生的责任负责。

In the exercise of its powers under Section 3.3, the Pledgee shall be the agent of the Pledgor for all purposes and, subject to the law of any applicable jurisdiction, the Pledgor alone shall be responsible for those contracts, engagements, acts, omissions, defaults and losses and for liabilities incurred absent gross negligence, willful misconduct or fraud by the Pledgee in the exercise of such powers.

3.16            质权人可在其认为合适的任何时候通过授权委托书或其他方式委托任何一位或多位主体行使本协议或与质权有关的授予质权人的所有或任何权力、权限和裁量权，并可根据质权人认为合适的规定进行该等委托，质权人无义务监督该等委托或再委托的任何不当行为或违约行为所导致的程序或任何损失。

The Pledgee may whenever it thinks fit delegate by power of attorney or otherwise to any Person or Persons, all or any of the powers, authorities and discretions vested in the Pledgee by this Agreement or in connection with the Pledge and such delegation may be made upon such regulations as the Pledgee may think fit and the Pledgee shall not be bound to supervise the proceedings or be responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

3.17            在质权根据第3.2条并在债券文件允许的范围内成为可执行之前，出质人有权以其认为适当的方式行使或指示行使任何出质股权所附带的表决权，除非以与本协议不一致或损害质权人在本协议项下的利益的任何方式行使或指示行使，并有权获得与出质股权有关的所有股息、分配和其他付款。

Until the Pledge becomes enforceable in accordance with Section 3.2 and to the extent permitted by the Note Documents, the Pledgor shall be entitled to exercise or direct the exercise of the voting rights attached to any of the Pledged Equity Interest in such manner as it sees fit, except in any manner that is inconsistent with or that prejudices the interests of the Pledgee under this Agreement, and to receive all dividends, distributions and other payments made in respect of the Pledged Equity Interest.

3.18            在质权根据第3.2条成为可执行后，质权人有权以其认为适当的方式行使或指示行使任何出质股权所附带的表决权，并有权获得与出质股权有关的所有股息、分配和其他付款，以用于抵扣担保债务。出质人应在该等时间后遵守或促使遵守质权人就该等表决权的行使作出的任何指示。在此后，出质人就出质股权收到的付款在扣除出质人缴纳的个人所得税后的股息、分配及其他款项应根据质权人的要求(i)存入质权人指定并监督的账户，用于就担保债务提供担保，先于支付任何其他款项；或(ii)在适用的中国法律允许的范围内，无条件地支付给质权人或质权人指定的任何其他人。

After the Pledge has become enforceable in accordance with Section 3.2, the Pledgee shall be entitled to exercise or direct the exercise of the voting rights attached to any of the Pledged Equity Interest in such manner as it sees fit, and to receive, for application against the Secured Obligations, all dividends, distributions and other payments made in respect of the Pledged Equity Interest.  The Pledgor shall after such time comply or procure the compliance with any directions of the Pledgee in respect of the exercise of those voting rights.  After such time, dividends, distributions and other payments received by the Pledgor in respect of the Pledged Equity Interest after deduction of individual income tax paid by the Pledgor shall, as required by the Pledgee, (i) be deposited into an account designated and supervised by the Pledgee and used to secure the Secured Obligations prior and in preference to making any other payment; or (ii) unconditionally be paid to the Pledgee or any other Person designated by the Pledgee to the extent permitted under the applicable PRC laws.

3.19            除非本第3条另有规定，出质人在质权成为可执行之前，以及质权人在质权成为可执行之后，应有权并应不时行使或指示行使任何出质股权所附带的或与之相关的所有其他权利，但前提是出质人不得以与本协议项下质权人的利益不一致的任何方式，或以其他方式损害或对质权人利益造成不利影响的任何方式，行使或指示行使该等权利。

Except as otherwise provided in this Section 3, the Pledgor, before the Pledge becomes enforceable, and the Pledgee, after the Pledge becomes enforceable, shall be entitled to and shall exercise or direct the exercise of all other rights from time to time attaching to or connected with any of the Pledged Equity Interest, provided that the Pledgor shall not exercise or direct the exercise of such rights in any manner that is inconsistent with or would otherwise prejudice or adversely affect the interests of the Pledgee under this Agreement.

3.20            如果出质人在交割日之后向公司提供贷款或其他垫付款（下称”股东贷款”），出质人应将其在股东贷款中的全部权利、权属和权益完全转让给质权人，作为受担保债务的额外担保。出质人还应取得公司在该等转让发生时对股东贷款转让的确认。

In the event that the Pledgor makes loans or other advances to the Company after the Closing Date (the “Shareholder Loans”), the Pledgor shall assign absolutely to the Pledgee all its right, title and interest in and to the Shareholder Loans as additional security for the Secured Obligations.  The Pledgor shall also procure acknowledgement from the Company of the assignment of the Shareholder Loans upon such assignment.

16.                   出质人和公司的陈述和保证

Representations and Warranties of the Pledgor and the Company

4.3                   在本协议签署之日，出质人和公司在此连带地向质权人陈述和保证如下:

As of the execution date of this Agreement, the Pledgor and the Company hereby jointly and severally represent and warrant to the Pledgee that:

(m)         出质人和公司均根据其所在司法辖区的法律正式注册成立且声誉良好，并已正式授权本协议的签署、交付和履行；

each of the Pledgor and the Company is duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, and has duly authorised the execution, delivery and performance of this Agreement;

(n)             出质人和公司现在和将来均拥有完全的合法权利、权力和权限，并已就本协议的签署、交付和履行从相关政府部门和第三方获得任何和所有批准和同意（如需）；

the Pledgor and the Company have and will at all times have the full legal right, power and authority and have obtained any and all approvals and consents from applicable government authorities and third parties (if required) for execution, delivery and performance of this Agreement;

(o)             本协议构成出质人和公司的合法、有效和有约束力的义务，并可根据其条款执行；

this Agreement constitutes the legal, valid and binding obligation of the Pledgor and the Company enforceable in accordance with its terms;

(p)             签署、交付和履行本协议在当前和将来均不会:(i)违反任何适用的中国法律或任何制裁（定义见可转换债购买协议）；(ii)抵触公司的章程或其他组织文件；(iii)导致违反其作为一方或以其他方式约束其的任何合同或文件，或构成该等合同或文件项下的违约；(iv)导致违反有关向任何一方授予和/或维持任何许可或批准的任何条件；或(v)导致向任何一方授予的任何许可或批准被中止、取消或附加条件；

the execution, delivery and performance of this Agreement do not and will not: (i) violate any applicable PRC laws or any Sanctions (as defined in the Convertible Note Purchase Agreement); (ii) conflict with the Company’s articles of association or other constitutional documents; (iii) result in any breach of, or constitute any default under, any contract or instrument to which it is a party or by which it is otherwise bound; (iv) result in any violation of any condition for the grant and/or maintenance of any permit or approval granted to any Party; or (v) cause any permit or approval granted to any Party to be suspended, cancelled or attached with additional conditions;

(q)             不存在针对出质人或其任何资产的已经或可能发生的影响出质人或其任何资产的任何诉讼、行政、政府或仲裁程序；

no litigation, administrative, governmental or arbitral proceeding affecting the Pledgor or presently threatened against the Pledgor or any of its assets has or is likely to have a Material Adverse Change;

(r)                出质人目前和将来在本协议项下设立的担保存续期间始终是出质股权的唯一、合法和实益所有人，且不附带任何权利负担（但本协议或其他债券文件项下设立的权利负担除外）；

the Pledgor is and will, at all times during the subsistence of the security hereby constituted, be the sole, lawful and beneficial owner of the Pledged Equity Interest free from any Encumbrance (other than the Encumbrances created under this Agreement or under other Note Documents);

(s)               质权人应有权根据本协议的规定处置和转让出质股权；

the Pledgee shall have the right to dispose of and transfer the Pledged Equity Interest in accordance with the provisions set forth in this Agreement;

(t)                除本质权之外，出质人未在出质股权上设置任何担保权益或其他权利负担；

except for the Pledge, the Pledgor has not placed any security interest or other Encumbrance on the Pledged Equity Interest;

(u)             质权是出质股权上的第一顺位优先权担保权益；

the Pledge is a first priority security interest over the Pledged Equity Interest;

(v)             出质股权可自由转让，登记出质股权的转让不需要任何同意或批准；

the Pledged Equity Interest is freely transferable and no consents or approvals are required in order to register a transfer of the Pledged Equity Interest;

(w)           除根据本协议的规定外，出质人未出售或授予对出质股权或其任何部分的利益或其全部或任何权利、权属和权益的任何优先购买权，或同意出售或授予对出质股权或其任何部分的利益或其全部或任何权利、权属和权益的任何优先购买权，或同意对出质股权或其任何部分的利益或其全部或任何权利、权属和权益的任何优先购买权，但债券文件可能规定的除外；

except in accordance with the provisions of this Agreement, the Pledgor has not sold or granted any rights of pre-emption over or agreed to sell or grant any right of pre-emption over or otherwise disposed of or agreed to dispose of, the benefit or all or any of its rights, titles and interest in and to the Pledged Equity Interest or any part thereof, except as may be provided under the Note Documents;

(x)             出质人和公司均未针对其采取任何公司行动，也未采取或威胁采取任何其他措施或法律程序，以便进行清盘、破产管理、解散或重组，或任命其或其任何或全部资产或收入的接管人、行政接管人、受托人或类似管理人员。

neither the Pledgor nor the Company has taken any corporate action nor have any other steps been taken or legal proceedings been started or threatened against it for winding-up, administration, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, trustee or similar officer of its or any or all of its assets or revenues.

4.4                   第4.1条中的陈述和保证被视为由出质人和公司在签署日、首次交割日（定义见可转换债购买协议）以及直至根据本协议解除质权之前的每一天参照届时存在的事实和情况作出。

The representations and warranties in Section 4.1 are deemed to be made by the Pledgor and the Company by reference to the facts and circumstances then existing on the Signing Date, on the First Closing Date (as defined in the Convertible Note Purchase Agreement) and on each day until the Pledge is released pursuant to this Agreement.

17.                   出质人和公司的承诺

Covenants of the Pledgor and the Company

5.3                   出质人和公司在此连带地向质权人承诺：

The Pledgor and the Company hereby jointly and severally covenant to the Pledgee:

(g)              未经质权人事先书面同意，出质人不得转让出质股权或在出质股权或其任何部分上设置或允许存在任何担保权益或其他权利负担，但履行本协议和债券文件的情况除外；

the Pledgor shall not transfer the Pledged Equity Interest or place or permit the existence of any security interest or other Encumbrance on the Pledged Equity Interest or any portion thereof, without the prior written consent of Pledgee, except for the performance of this Agreement and the Note Documents;

(h)             出质人和公司应遵守适用于质权的所有法律法规的规定，并在收到有关主管机关就质权发出或拟定的任何通知、指令或建议后的五(5)日内，向质权人交付该等通知、指令或建议的复印件，并应遵守该等通知、指令或建议，或应质权人的合理要求或经质权人同意就该等事项提出异议和陈述；

the Pledgor and the Company shall comply with the provisions of all laws and regulations applicable to the Pledge, and within five (5) days of receipt of any notice, order or recommendation issued or prepared by relevant competent authorities regarding the Pledge, shall deliver a copy of such notice, order or recommendation to the Pledgee, and shall comply with such notice, order or recommendation or submit objections and representations with respect to such matters upon the Pledgee’s reasonable request or with the consent of the Pledgee;

(i)                 出质人和公司应及时通知质权人可能影响出质股权或其任何部分的任何事件或出质人或公司收到的通知，以及出质人收到的可能影响出质人在本协议项下的任何保证或其他义务的任何事件或通知；

the Pledgor and the Company shall promptly notify the Pledgee of any event or notice received by the Pledgor or the Company that may have an impact on the Pledged Equity Interest or any portion thereof, as well as any event or notice received by the Pledgor that may have an impact on any guarantees or other obligations of the Pledgor arising out of this Agreement;

(j)                对于出质人在本协议签署日后对公司的任何额外出资或对公司任何股权的收购，在确保出质股权持续至少构成公司51%的股权所需要的范围内，出质人和公司应(i)在该等出资或收购后的两(2)个工作日内在公司的股东名册上登记该质权，及(ii)在该等出资或收购后的十五(15)个工作日 内就根据本协议已登记的出质股权质押向主管市场监管局提交变更登记的申请；

with respect to any additional capital contribution by the Pledgor in the Company or acquisition of any equity interest in the Company after the date hereof, to the extent necessary to ensure that the Pledged Equity Interest continues to be at least 51% equity interest in the Company, the Pledgor and the Company shall (i) register the Pledge in the shareholders’ register of the Company within two (2) Business Days following such capital contribution or acquisition, and (ii) submit an application to the competent AMR for the change of registration of the Pledge on the Pledged Equity Interest contemplated herein within fifteen (15) Business Days following such capital contribution or acquisition;

(k)             除经质权人书面同意的情况外，出质人和公司（视具体情况而定）不得(i)以任何方式处置、试图处置或以其他方式处置任何出质股权，但债券文件项下可能明确允许的方式除外，或(ii)允许公司发行任何股权或其他证券，但根据票据文件的条款所发行的除外；

except with the consent in writing of the Pledgee, the Pledgor and the Company (as the case may be) shall not (i) dispose of, attempt to dispose of or otherwise deal in any way with any of the Pledged Equity Interest except in such manner as may be expressly permitted under the Note Documents, or (ii) permit any issuance of equity interest or other securities by the Company, other than in accordance with the terms of the Note Documents;

(l)                 出质人和公司不得且不得允许任何人采取可能损害质权、质权人的利益或出质股权的价值或改变出质股权所附带的任何权利的任何行动、措施或决定。

The Pledgor and the Company shall not, and shall not permit any person to, take any action, step, or decision which may prejudice the Pledge, the interests of the Pledgee, or the value of the Pledged Equity Interest, or alter any rights attaching to the Pledged Equity Interest.

5.4                   出质人特此向质权人承诺，并与质权人约定，如果质权人根据本协议获得其有权获得的出质股权的法定和实益所有权，则出质人不得因其行使其在本协议项下的担保权利而向质权人提出任何种类的权利主张，但出质人可就对价或价值超出质权人在处置出质股权时已经收到或有权获得的担保债务的金额的部分向质权人提出权利主张。

The Pledgor hereby undertakes to, and agrees with the Pledgee that in the event the Pledgee acquires legal and beneficial ownership of Pledged Equity Interest to which it becomes entitled in accordance with this Agreement, the Pledgor shall have no claim of any kind against the Pledgee whatsoever in respect of the exercise by it of its security rights under the terms hereof except that the Pledgor may make a claim against the Pledgee for any excess of consideration or value above the amount of the Secured Obligations which the Pledgee has received or is entitled upon disposal of the Pledged Equity Interest.

18.                   质权的解除

Discharge of the Pledge

6.5                   受限于本第6条的规定，质权应通过持续担保的方式保持完全有效，不应以任何方式受到任何临时结算（无论任何受担保债务是否在该等结算后仍未清偿）或其他事项或事情的影响。

Subject to this Section 6, the Pledge shall remain in full force and effect by way of continuing security and shall not be affected in any way by any interim settlement of account (whether or not any Secured Obligations remain outstanding thereafter) or other matter or thing whatsoever.

6.6                   在不影响上文第6.1条的一般性的情况下，除非本协议另有规定，质权及其被担保的金额不得以任何方式受到以下各项的影响：

Without prejudice to the generality of Section 6.1 above, except as otherwise provided in this Agreement, neither the Pledge, nor the amounts thereby secured, shall be affected in any way by:

(j)           质权人或任何其他主体目前或今后就受担保债务或任何其他责任持有的任何其他担保、保证或赔偿；

any other security, guarantee or indemnity now or hereafter held by the Pledgee or any other Person in respect of the Secured Obligations or any other liabilities;

(k)        任何担保、保证或赔偿的解除（包括已被解除质权的部分）；

the release of any security, guarantee or indemnity (including, except to the extent of the relevant release, the Pledge);

(l)            对任何债券文件、担保、保证或赔偿的任何修订（但对质权作出的任何相关修订除外）；

any amendment to any Note Documents, security, guarantee or indemnity (except to the extent of any relevant amendment made to the Pledge);

(m)    执行或不执行任何担保、保证或赔偿（包括质权）；

the enforcement or absence of enforcement of any security, guarantee or indemnity (including the Pledge);

(n)        由质权人、出质人或任何其他人给予出质人或任何其他人的任何时间、宽限、弃权或同意；

any time, indulgence, waiver or consent given to the Pledgor or any other Person whether by the Pledgee, the Pledgor or any other Person;

(o)        由质权人或任何其他主体对出质人或任何其他主体提出或不提出清偿任何负债的任何要求；

the making or absence of any demand for payment of any liabilities made on the Pledgor, or any other Person whether by the Pledgee or any other Person;

(p)        出质人或任何其他主体清盘或开始清盘；

the winding-up or the commencement of the winding-up of the Pledgor or any other Person;

(q)        任何债券文件或与任何债券文件相关的任何文件的任何规定、担保、保证或赔偿（包括质权）或任何一方在任何该等文件或任何担保、保证或赔偿（包括质权）项下或与之相关的任何权利或义务的不合法、无效或不可执行或存在任何缺陷，无论是基于越权、不符合相关主体的利益、未由任何主体正式授权、签署或交付，还是由于任何其他原因；或

the illegality, invalidity or unenforceability of, or any defect in, any provision of any Note Documents or any documents relating to any Note Documents, security, guarantees or indemnities (including the Pledge) or any of the rights or obligations of any of the parties under or in connection with any such document or any security, guarantee or indemnity (including the Pledge), whether on the grounds of ultra vires, not being in the interests of the relevant Person or not having been duly authorized, executed or delivered by any Person or for any other reason whatsoever; or

(r)           根据有关破产、资不抵债或清盘的任何法律能够被宣告无效或受其影响的任何协议、担保、保证、赔偿、付款或其他交易，或质权人基于对任何该等协议、担保、保证、赔偿、付款或其他交易的信任而作出的任何解除、和解或免除，并且任何该等解除、和解或免除应被视为相应地受到限制。

any agreement, security, guarantee, indemnity, payment or other transaction which is capable of being avoided under or affected by any law relating to bankruptcy, insolvency or winding-up or any release, settlement or discharge given or made by the Pledgee on the faith of any such agreement, security, guarantees, indemnities, payment or other transaction, and any such releases, settlement or discharge shall be deemed to be limited accordingly.

6.7                               在不影响上述第6.2条一般性规定的情况下，出质人明示确认，其希望质权应不时扩展至可转换债购买协议（包括其项下发行的任何可转换债券）和/或任何其他融资协议项下提供的任何授信或金额的任何变更、增加、延展或增加，目的或与以下各项相关：任何性质的业务收购；增加流动资金；使投资者能够进行分配；开展重组；为现有授信再融资；为任何其他负债再融资；向新借款方提供授信；可能不时提供任何该等授信或金额的目的的任何其他变更或延展；及与上述各项相关的任何费用、成本和/或支出。

Without prejudice to the generality of Section 6.2 above, the Pledgor expressly confirms that it intends that the Pledge shall extend from time to time to any (however fundamental) variation, increase, extension, or addition of or to the Convertible Note Purchase Agreement (including any Convertible Notes issued thereunder) and/or any facility or amount made available under any other financing agreement for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs, and/or expenses associated with any of the foregoing.

6.8                               在质权人满意地认为所有的担保债务已被无条件和不可撤销地全额支付和解除，并且可能引起担保债务的任何其他义务已经终止后，质权人将应出质人的要求，立即采取出质人可能合理要求的行动，解除出质股权的质押，相关费用由出质人承担。如果部分质权已被执行，在该等解除时，质权人应向出质人返还其从与该等执行相关的出质股权的处置中收到的所有剩余的出质股权和/或现金或证券的剩余部分。

Upon the Pledgee being satisfied that all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full and any other obligations which might give rise to Secured Obligations have terminated, the Pledgee will promptly at the request and cost of the Pledgor take such action as the Pledgor may reasonably request to release the Pledged Equity Interest from the Pledge.  In the event that some of the Pledge has been enforced, upon such release, the Pledgee shall return to the Pledgor all the remaining Pledged Equity Interest and/or the remaining portion of cash or securities received by it from the disposal of the Pledged Equity Interest in connection with such enforcement.

19.               违约责任

Breach

7.3                              若出质人或公司违反本协议的任何约定，质权人有权：

If the Pledgor or the Company breaches any of the provisions under this Agreement, the Pledgee shall have the right to:

(e)         要求出质人和/或公司实际履行本协议项下约定的义务：

request specific performance of the Pledgor and/or the Company of its obligations under this Agreement;

(f)          在出质人和公司完全纠正违约行为之前，暂停履行其本协议项下约定的义务（不得视为对本协议义务的违反）；

suspend performance of its own obligations under this Agreement (which shall not be deemed as a breach under this Agreement) until full rectification of the breach by the Pledgor and the Company;

(g)         要求出质人和/或公司对质权人进行赔偿，使其免受因出质人和/或公司违约而引起的任何和所有损失损害，包括但不限于在履行本协议过程中发生的任何直接费用、仲裁或诉讼费用、或可预见的经济损失；

request the Pledgor and/or the Company to indemnify and hold harmless the Pledgee against any and all losses and damages incurred due to the breach of the Pledgor and/or the Company, including but not limited to any direct expenses incurred in the course of performance of this Agreement, arbitration or litigation expenses or foreseeable economic losses; and/or

(h)        在适用的法律和本协议允许的情况下，寻求其他救济措施。

seek other remedies as permitted by applicable laws and this Agreement.

7.4                              出质人或公司在任何情况均无任何权利终止或解除本协议。

Neither the Pledgor nor the Company shall have any right to unilaterally terminate this Agreement in any event.

20.               保密责任

Confidentiality

各方承认及确定有关本协议、本协议内容，以及彼此就准备或履行本协议而交换的任何口头或书面资料均被视为保密信息。各方应当对所有该等保密信息予以保密，而在未得到另一方书面同意前，不得向任何第三者披露任何保密信息，惟下列信息除外：(a) 为公众所知悉或将会知悉的任何信息（惟并非由接受保密信息之一方擅自向公众披露）；(b) 根据适用法律法规、股票交易规则、或政府部门或法院的命令而所需披露之任何信息；或(c)由任何一方就本协议所述交易而需向其股东、董事、员工、法律或财务顾问披露之信息，而该股东、董事、员工、法律或财务顾问亦需遵守与本条款相类似之保密责任。如任何一方股东、董事、员工或聘请机构的泄密均视为该方的泄密，需依本协议承担违约责任。

The Parties acknowledge that the existence and the contents of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance this Agreement are regarded as confidential information.  Each Party shall maintain confidentiality of all such confidential information, and without the prior written consent of the other Parties, it shall not disclose any relevant confidential information to any third party, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorised disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any Party to its shareholders, directors, employees, legal counsels or financial advisors regarding the transactions contemplated hereunder, provided that such shareholders, directors, employees, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section 8 (including by reason of professional duty). Disclosure of any confidential information by the shareholders, directors, employees of or other Persons engaged by any Party shall be deemed disclosure of such confidential information by such Party and such Party shall be held liable for breach of this Agreement.

21.               适用法律和争议的解决

Governing Law and Disputes Resolution

9.10              本协议的订立、效力、解释、履行、修改和终止以及争议的解决均适用中国法律。

The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the PRC.

9.11              因本协议或本协议的解释、违反、终止、有效性或无效性引起的或与之相关的任何争议、争论或权利主张（每一项下称”争议”），经争议任何一方向另一方发出通知（下称”仲裁通知”）要求，应提交仲裁。

Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

9.12              有关争议应由HKIAC按照其届时有效的仲裁规则在香港特别行政区按照其规则进行仲裁。仲裁员应为三(3)名。争议的申请人应指定一(1)名仲裁员，争议的被申请人应指定一(1)名仲裁员。第三名仲裁员应由HKIAC理事会指定，并应担任首席仲裁员。

The Dispute shall be settled by arbitration in HKSAR by the HKIAC in accordance with the HKIAC Rules in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three (3) arbitrators. The claimants in the Dispute shall nominate one (1) arbitrator and the respondents in the Dispute shall nominate one (1) arbitrator.  The HKIAC Council shall appoint the third arbitrator, who shall serve as the presiding arbitrator.

9.13              仲裁程序应以英文进行。如果HKIAC规则与本协议项下第9条的规定（包括关于指定仲裁员的规定）发生冲突，则以本第9条的规定为准。

The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section 9, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 9 shall prevail.

9.14              仲裁的一方应配合仲裁的其他方，除受限于对该方有约束力的任何保密义务外，应全面披露其他方就该仲裁程序所要求的所有信息和文件，并提供完全的访问权限。

Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

9.15              仲裁庭的裁决为终局裁决，对仲裁各方均具有约束力，胜诉方可向有管辖权的法院申请强制执行该等裁决。

The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

9.16              仲裁庭应严格根据中国的实体法裁决仲裁各方提交的任何争议。

The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of the PRC.

9.17              在仲裁庭组成之前，争议的任何一方有权向有管辖权的任何法院寻求初步禁令救济（如可能）。

Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

9.18              在仲裁庭对争议进行仲裁的过程中，除有争议且正在裁决的部分外，本协议应继续履行。

During the course of the arbitral tribunal’s arbitration of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

22.               通知

Notices

10.2              本协议项下要求或发出的所有通知和其他通信应通过专人递送、挂号邮寄、邮资预付或商业快递服务或传真或电子邮件的方式发到该方下列地址。该等通知视为有效送达的日期按如下方式确定：

All notices and other communications required or permitted to be given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by a commercial courier service or by facsimile transmission or email to the address of such party set forth below. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

10.4              通知如果是以专人递送、快递服务或挂号邮寄、邮资预付发出的，则以于设定为通知的地址在发送或拒收之日为有效送达日；通知如果是以传真或电子邮件的方式发出的，则以成功传送之日为有效送达日（应以自动生成的传送确认信息为证）。

Notices given by personal delivery, by courier service or by registered mail, postage prepaid, shall be deemed effectively given on the date of delivery or refusal at the address specified for notices; notices given by facsimile or email transmission shall be deemed effectively given on the date of successful transmission (as evidenced in the case of facsimile by an automatically generated confirmation of transmission).

10.5              为通知的目的，各方地址如下：

For the purpose of notices, the addresses of the Parties are as follows:

质权人 / Pledgee:

[•]

出质人 / Pledgor:

[•]

公司 / Company:

[•]

10.6              任何一方可按本条规定随时给其他各方发出通知来改变其接收通知的地址。

Any Party may at any time change its address for notices by a notice delivered to the other Parties in accordance with the terms hereof.

23.               转让

Assignment

11.2              除非经质权人事先书面同意，出质人和公司无权赠予、转让或指定其在本协议项下的权利义务。

Without the Pledgee’s prior written consent, neither the Pledgor nor the Company shall have the right to assign, transfer or delegate its rights or obligations under this Agreement.

11.5              质权人有权在未获得出质人或公司同意的情况下，向任何人出让、转让或委托其在本协议项下与任何经允许的可转换票据的出让或转让相关的任何或所有的权利或义务。

The Pledgee shall have the right to assign, transfer or delegate, without the consent of the Pledgor or the Company, all or any of its rights or obligations under this Agreement to any Person in connection with any permitted assignment or transfer of the Convertible Note.

11.6              本协议对出质人及其继任人和经许可的受让人均有约束力，并且对质权人及每一继任人和受让人有效。

This Agreement shall be binding on the Pledgor and its successors and permitted assigns, and shall be valid with respect to the Pledgee and each of its successors and assigns.

11.7              因转让所导致的质权人变更后，应质权人要求，出质人和/或公司应与新的质权人签订一份内容与本协议一致的新质押协议，并在相应的市场监管局进行登记。

In the event of change of Pledgee due to assignment, the Pledgor and/or the Company shall, at the request of the Pledgee, execute a new equity pledge agreement or supplemental agreement with the new pledgee on the same terms and conditions as this Agreement, and register the same with the relevant AMR.

11.8              出质人和公司应严格遵守本协议和各方单独或共同签署的其他有关协议的规定，包括债券文件，履行债券文件项下的义务，并不进行任何足以影响协议的有效性和可执行性的作为/不作为。除非根据质权人的书面指示，出质人不得行使其对出质股权还留存的权利。

The Pledgor and the Company shall strictly abide by the provisions of this Agreement and other contracts jointly or separately executed by the Parties hereto or any of them, including the Note Documents, perform the obligations hereunder and thereunder, and refrain from any action or omission that may affect the effectiveness and enforceability thereof.  Any remaining rights of the Pledgor with respect to the Pledged Equity Interest pledged hereunder shall not be exercised by the Pledgor, except in accordance with the written instructions of the Pledgee.

24.               其他

Miscellaneous

12.6              一切与本协议有关的印花税以及任何其他税收、登记备案费等全部由公司承担。

All stamp tax and any other taxes, registration fees and filing fees relating to this Agreement shall be borne by the Company.

12.7              本协议每一章节的标题仅为了便于参考，不影响对该章节下任何条款的解释。

Headings in each section of this Agreement are included for convenience only and shall not affect the construction of any provision hereof.

12.8              如果本协议有任何一条或多条条款根据任何法律或法规在任何方面被裁定为无效、不合法或不可执行，本协议其余规定的有效性、合法性或可执行性不应因此在任何方面受到影响或损害。各方应通过诚意磋商，争取以法律许可以及各方期望的最大限度内有效的规定取代那些无效、不合法或不可执行的规定，而该等有效的规定所产生的经济效果应尽可能与那些无效、不合法或不能执行的规定所产生的经济效果相似。

In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any respect.  The Parties shall strive in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

12.9              本协议自各方正式签署之日起生效。本协议的任何修改、补充或变更，均须采用书面形式，经各方签字或盖章并按规定办理政府登记（如需）后生效。

This Agreement shall become effective upon execution by the Parties. Any amendments, changes and supplements to this Agreement shall be in writing and shall become effective upon completion of the governmental filing procedures (if applicable) after the affixation of the signatures or seals of the Parties.

12.10       本协议以中文和英文书就，一式四份，质权人、出质人和公司各持一份，剩余一份用于登记。若中英文文本存在不一致的，应以中文文本为准。

This Agreement is written in both Chinese and English in four copies. Each of the Pledgor, the Pledgee and the Company shall hold one copy respectively and the other copy shall be used for registration. In case of any discrepancy between the two language texts, the Chinese text shall prevail.

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兹此，各方已使得经其授权的代表于文首所述日期签署了本股权质押协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorised representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

质权人 / Pledgee：

Beacon Technology Investment Holdings Limited

签字：
By:
姓名：
Name:
职位：
Title:

兹此，各方已使得经其授权的代表于文首所述日期签署了本股权质押协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorised representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

出质人 / Pledgor：

鹏爱投资（香港）集团有限公司PENG OI INVESTMENT (HONG KONG) HOLDINGS LIMITED

签字：
By:
姓名：
Name:
职位：
Title:

兹此，各方已使得经其授权的代表于文首所述日期签署了本股权质押协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorised representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

公司 / Company：

鹏意达商务咨询（深圳）有限公司
Peng Yi Da Business Consulting Co., Ltd.

签字：
By:
姓名：
Name:
职位：
Title: